Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.	Name and Address of Company

Banro Corporation (the “Company”)
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario
M5X 1E3, Canada

2.	Date of Material Change

February 27, 2015.

3.	News Release

The news release attached hereto as Schedule “A” announcing the material change described herein was released through Marketwired on February 27, 2015.

4.	Summary of Material Change

The material change is described in the Company's news release attached hereto as Schedule “A”, which news release is incorporated herein.

5.	Full Description of Material Change

	5.1	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Kevin Jennings, Senior Vice President and Chief Financial Officer (416) 366-2221

9.	Date of Report

March 9, 2015.

Schedule "A"

PRESS RELEASE

Banro Announces US$100 Million Financing and
Provides Brief Operations & Corporate Update;
Commences Consent Solicitation for Certain Amendments to Note Indenture

–	Banro closes first tranche of financing for US$20 million on Twangiza gold forward sale, with US$80 million balance of financing expected to close in April.
–	Namoya agglomeration drum delivered to site, installed and in operation.
–	Banro commences consent solicitation to implement certain amendments to its Note Indenture.

Toronto, Canada – February 27, 2015 – Banro Corporation ("Banro" or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") announces that it has signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of US$100 million. The purchasers (each, a “Purchaser”) under these financing transactions are funded in part by investment funds managed by Gramercy Funds Management LLC (“Gramercy”) which have committed to fund the US$40 million in gold forward sales and US$50 million of the gold stream, for a total committed funding of US$90 million. The Company and its financial advisor, CIBC World Markets Inc., will seek to obtain commitments for the remainder of the gold stream transaction prior to the expected close in April.

Each of the two forward sale transactions provide for the prepayment by the Purchaser of US$20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month (i.e. 1,236 ounces per month for the two Twangiza forward sales). The first US$20 million forward sale closed today. The second US$20 million forward sale is expected to close in April, with the definitive agreement for this transaction having been signed today. The forward sales may be terminated at any time upon payment to the Purchaser of a one-time termination amount that would result in the Purchaser receiving an amount equal to an IRR of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of US$1,100 per ounce for that month.

The streaming transaction provides for the payment by the Purchaser of a deposit in the amount of US$60 million and the delivery to the Purchaser over time of 10% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are US$150 per ounce. The streaming transaction is expected to close in April, with the definitive agreement for this transaction having been signed today.

“As previously reported, we have been working on several alternatives to address Banro’s liquidity situation and believe we have now put in place the best option for the Company,” commented Banro Board Chairman, Richard Brissenden. “We believe the Twangiza forward sales and Namoya streaming arrangement, along with stabilized production at Twangiza and increasing production at Namoya to commercial levels, will put Banro in a solid position to achieve its longer term growth objectives.”

The contemplated use of proceeds from the Twangiza forward sales and Namoya streaming arrangement include:

  payment of the upcoming interest amount due on the Company’s outstanding 10% senior secured notes (the “Notes”) issued pursuant to the Company’s note indenture dated March 2, 2012 (the “Note Indenture”);

  repayment of the notes issued under the liquidity backstop facility announced in August 2014;

  payment of accrued dividends on the gold-linked preferred shares issued in April 2013;

  significant reduction in the Company’s accounts payable; and

  providing funds for ongoing capital requirements and other general corporate purposes, including the purchase of equipment and materials to bring the Namoya mine to commercial production rates and the drilling of known ore-bearing structures at Namoya with high potential for short term resource growth. Banro’s intent is to conduct additional limited drilling in areas at Namoya which can begin to contribute to production before the end of Q4 2015.

The completion of the second US$20 million Twangiza forward sale and the Namoya streaming transaction is subject to certain amendments (the “Indenture Amendments”) being made to the Company’s Note Indenture and related Collateral Trust Agreement in order to secure the gold delivery obligations under both forward sales and the streaming transaction by way of a “Priority Lien” and a “Parity Lien”, respectively, within the meaning of the Note Indenture. The Indenture Amendments require the consent of the holders of a majority of the aggregate principal amount of the Notes outstanding under the Note Indenture. The Company will be soliciting the consent of Note holders to the Indenture Amendments pursuant to a consent solicitation statement to be mailed to Note holders shortly. In connection with this planned solicitation, Gramercy and funds under management by BlackRock Investment Management (UK) Limited, which together with Gramercy control 52.4% of the aggregate principal amount of the Notes, have entered into support agreements with the Company pursuant to which they have agreed to consent to the Indenture Amendments in respect of their Notes.The Company’s financial advisor, CIBC World Markets Inc., will be acting as solicitation agent with respect to the planned solicitation.

Copies of the main transaction documents for the Twangiza forward sales and Namoya streaming transactions will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The previously announced transaction with Gold Holding Ltd. has been terminated due to non-performance on the part of Gold Holding. Banro is currently reviewing potential actions with respect to the termination of this agreement.

The current financing transaction has been downsized from the original US$121 million with Gold Holding due to the decision not to make the estimated US$20 million investment in expanding the Namoya CIL circuit and the agreement, in principle, by certain suppliers to settle their accounts by way of gold forward sale arrangements. Brissenden commented: “Management believes that the US$100 million of capital is more than sufficient to meet the Company’s liquidity needs over the next two years as it completes the Namoya ramp-up, with a sufficient cash cushion to absorb normal course volatility in gold prices and production.”

Operations Update
Banro is pleased to report that delivery and installation of the agglomeration drum required for the conversion of the Namoya processing plant to a more traditional fully agglomerated heap leach operation was completed earlier this month. The drum is operating well in its early commissioning mode. It will significantly enhance the quality of the heap leach feed and will improve leach recovery rates. With heap leach operations taking several months of continuous percolation to fully recover the leachable gold, the full benefits of the improvements to the heap leach circuit are expected to build up during the second quarter of 2015. Banro anticipates reaching commercial production levels at Namoya early in the second half of 2015.

Twangiza’s production trend continues as illustrated in the monthly gold production numbers disclosed in the Company’s January 5, 2015 press release. From this point forward, the Company will revert to its previous practice of issuing quarterly production reports as per common industry standards.

John Clarke, Chief Executive Officer of Banro, stated: “During the second half of 2014 the Twangiza mine consistently reached its anticipated gold production targets. Going forward into 2015, Twangiza is expected to maintain this successful production profile. Working through the New Year break in December/January, the Banro DRC team excelled in delivering the Namoya agglomeration drum to site, despite significant logistical challenges, and installing it in to the Namoya circuit. With the drum now in operation, the Namoya team can focus on ramping up Namoya production to match the successes at Twangiza. Finally, with the financing, Namoya will receive the much needed financial support to expedite the ramp up that would have occurred under normal financial circumstances. Once both mines are in full operation, we expect average annual gold production from both Twangiza and Namoya to total 200,000 to 220,000 ounces. At this production level we expect cash costs in the range of US$725 to US$825 per ounce and all-in sustaining costs of US$850 to US$950 per ounce.”

Corporate Update
Banro also announces the appointment of Richard Brissenden to the role of Executive Chairman of the Board. Richard joined the Banro board in December 2013 as an independent director and has been working closely with management to seek out and evaluate solutions to the Company’s liquidity situation. The board and management team welcome Richard to this expanded role and look forward to his continued involvement as the Company brings Namoya up to expected gold production and reaches a financial threshold where exploration can be resumed both around the current mines and on targets through the remainder of Banro’s Twangiza-Namoya gold belt.

Forward-Looking Guidance
Banro offers new guidance for 2015 and 2016 based on full production at Twangiza and the continued ramp up of Namoya.

For 2015:
Twangiza – annual gold production of 100,000 to 110,000 ounces averaging 9,000 ounces per month
Namoya – annual gold production of 90,000 to 100,000 ounces comprised of the following:
                   H1: pre-commercial production of 30,000 to 35,000 ounces
                   H2: 9,000 to 11,000 ounces per month

Capital expenditures, excluding Namoya Mine under Construction, planned for 2015 amount to approximately $23 million, and exploration is planned to be reduced to approximately $5 million in 2015, with additional opportunities to be considered should gold market conditions improve.

For 2016:
Twangiza – 115,000 to 125,000 ounces
Namoya – 115,000 to 125,000 ounces

Qualified Person
Daniel K. Bansah, Head of Projects and Operations for the Company and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Gramercy Funds Management LLC is a US$5 billion dedicated emerging markets investment manager based in Greenwich, CT with offices in London, Hong Kong, Singapore, Mexico City, and Buenos Aires. The firm, founded in 1998, seeks to generate superior risk-adjusted returns through a comprehensive approach to emerging markets supported by a transparent and robust institutional platform. Gramercy invests through both alternative and long-only strategies across all asset classes (sovereign USD and local currency debt, investment grade and high yield corporate debt, distressed debt, equity, private equity and special situations). www.gramercy.com.

Cautionary Note Concerning Forward-Looking Statements This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production and costs, potential mineral resources, the closing of the second US$20 million Twangiza forward sale and the Namoya streaming transaction, the anticipated effect of the said transactions on the Company’s operations and financial condition, and the anticipated impact of the agglomeration drum on gold production at Namoya) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the second US$20 million Twangiza forward sale and the Namoya streaming transaction; the possibility that the benefits of the agglomeration drum at Namoya are less than expected; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; uncertainties relating to the availability and costs of financing needed in the future; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; the possibility of accidents, equipment breakdowns or other events resulting in interruptions in production; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit the Banro website at www.banro.com, or contact:
Naomi Nemeth, Banro Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, IR@banro.com, and follow Banro on Twitter @banrocorp.